UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

October 19, 2005 (October 19, 2005)

Date of Report (Date of earliest event reported)



VINEYARD NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9590 Foothill Boulevard, Rancho Cucamonga, California	91730
(Address of principal executive offices)	(Zip Code)

(909) 987-0177

(Registrant's telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On October 19, 2005, Vineyard National Bancorp announced by press release its earnings for the three and nine months ended September 30, 2005. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(a) Not applicable

(b) Not applicable.

(c) The following exhibit is included with this Report:

Exhibit 99.1   Press release dated October 19, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: October 19, 2005

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer

Exhibit 99.1

VINEYARD NATIONAL BANCORP

Press Release

Vineyard National Bancorp Reports Record Quarterly Earnings of $5.3 Million, and Nine Months Earnings Increase of 46%; Assets Increase to $1.7 Billion

Rancho Cucamonga, CA. (October 19, 2005) -- Vineyard National Bancorp (the "Company") (NASDAQ:VNBC), and its operating subsidiary, Vineyard Bank (the "Bank"), today reported record earnings for the quarter ended September 30, 2005 of $5.3 million, or $0.52 per diluted share, compared with net earnings of $3.7 million, or $0.40 per diluted share, for the same quarter ended in 2004. The growth in earnings represented an increase of 44% over the comparable period last year. Diluted earnings per share increased 30%, which produced a return on average common equity of approximately 22% for the quarter.

For the nine months ended September 30, 2005, the Company reported record net earnings of $14.5 million, or $1.44 per diluted share, compared with net earnings of $9.9 million, or $1.11 per diluted share, for the comparable period in 2004. The growth in earnings represented an increase of 46% over the comparable period last year. Diluted earnings per share increased 30%, which produced a return on average common equity of approximately 22% for the period.

Earnings Guidance and Market Sensitivity:

With the results of the third quarter now complete and the Company's assessment of all current variables related to its continued implementation of its strategic plan, management has adjusted its earnings estimate for fiscal year 2005 to a range of $1.98 to $2.03 per diluted share, an increase of approximately 28% to 31% over 2004's earnings of $1.55 per diluted share.

Management has also assessed the impact of increasing market interest rates on the Company's net interest income and net interest margin, and believes that the sensitivity to market rate changes will have no measurable impact to its operations and the ultimate impact upon the product lines that are offered in the Company's communities. The continued rise in short term rates has flattened the yield curve as compared to medium-term interest rates, producing higher returns to the Company's floating rate loan portfolio and increasing the interest costs to its funding base.

The Company principally operates its lending activities within the Inland Empire region of Southern California, and the coastal communities of Los Angeles, San Diego and Orange counties. The Company operates several specialty lending divisions that are sourced with experienced professionals, focused on maintaining long-term relationships with independent builders within the housing construction marketplace, asset management professionals in the multi-family housing sector and experienced investors in the commercial income property field.

The Company is an active construction lender to the entry and first-time move up marketplace within the Inland Empire, one of the nation's fastest growing regions. Its builders operate within approximately 20 communities where demand for new affordable housing continues to be strong, with a substantial amount of new housing starts pre-sold to qualified buyers.

The Company also operates a specialty construction lending division supporting independent builders whose focus is the luxury marketplace along the southern California coastline, with principal focus within the median price points for new homes in each respective coastal community. The demand for new luxury construction in many of these communities continues to be especially strong, and the Company's proven track record of maintaining its underwriting and operating standards has not deviated and has been rewarded with unblemished performance within this product line.

Recent California economic forecasts have indicated that, in certain areas, residential real estate may be over-valued and the market, in general, may be due for some type of correction. These forecasts still suggest modest growth in employment, personal income and gross state products, with a general prediction of a "soft landing" scenario.

The Company's risk management and lending activities incorporate these general concerns as well as the capacity and strength of its borrowers when extending credit in this environment. The Company will continue to monitor these local sub-markets and other economic trends.

The Company also operates income property lending activities in both the multi-family and commercial property markets. The recent economic forecasts have also suggested that commercial property prices have risen quickly though are supported by rising rents and reduced vacancy rates in most markets throughout the state.

Management has reviewed the levels of investment made into the Company's infrastructure in order to support its efforts, and believes that the increases made in personnel, technology, facilities and marketing support should be adequate to support its efforts as the Company begins the sixth year of its strategic plan.

Operating expenses for the third quarter of 2005 were moderately higher than the levels recorded in the second quarter of 2005. Within the third quarter, the Company commenced several strategic initiatives related to the Company's deposit generation abilities, commercial banking and entrepreneur services, and expanded geographic markets. Principle areas of expansion included the growth markets of San Diego, Orange and Marin counties.

The Company believes that organic or internal growth is the most effective method of expansion and these investments will continue to be additive to its core deposit and lending growth initiatives. As with most organic growth strategies, a lag occurs between the investments made in infrastructure as compared to the operating benefits of those investments. Approximately two-thirds of the increases in infrastructure during the third quarter were related to recruitment in personnel, with most of the remainder allocated to occupancy. During the third quarter, the Company took possession of its new 45,000 square foot operations and administrative center in the city of Corona, as well as the investments made into the aforementioned new regional banking centers.

Capital Resources:

During the third quarter of 2005, the Company completed a private issuance of $15.0 million in trust preferred securities as part of a pooled securitization transaction with several other financial institutions.

During the third quarter of 2005, the Company filed a shelf registration statement with the Securities and Exchange Commission covering the possible issuance of up to $125.0 million of securities over the next two year period. This shelf registration became effective within the quarter and will permit the offer and sale, from time to time, of a wide range of debt and equity securities.

Total stockholders' equity of the Company increased to $106.1 million, an increase of $20.9 million as compared to December 31, 2004, or 25%. The Company's net book value of its common stock increased during this period from $9.17 to $10.25 per share.

"Our recent capital market activities are important for the Company's continued implementation of its organic growth strategy and remaining flexible in our market place. The shelf filing provides a more efficient avenue for the Company in accessing the capital markets and for our shareholders," stated Norman Morales, President and Chief Executive Officer.

Operating Results:

For the nine months ended September 30, 2005, the Company's net interest income before its provision for loan losses increased by $10.5 million, or 27%, as compared with the same period in 2004, to a level of $48.7 million. These results produced a net interest margin of 4.4% for the period, a decrease from the 4.7% level for the comparable period in 2004.

Total interest-earning average assets for the third quarter of 2005 increased by $126.6 million, or 8.6%, as compared to interest-earning average asset during the second quarter of 2005. The Company participated or sold $86.7 million in loan balances during the third quarter of 2005. Total deposits increased $86.5 million during the third quarter of 2005, with the largest percentage of growth occurring in non-interest bearing deposits. The Company's growth in lower costing deposits in the third quarter allowed it to pay down its Federal Home Loan Bank borrowings, which are at a higher rate than core deposits, by approximately $46.0 million. This effectively had a positive effect on the Company's net interest margin within the period.

Total interest-earning average assets for the third quarter of 2005 increased by $387.3 million, or 31.8%, as compared to interest-earning average assets during the third quarter of 2004.

Other operating income for the nine months ended September 30, 2005 was $4.2 million or 3% more than the same period in 2004. For the first nine months of 2005, the Company realized $0.4 million in net gains on the sale of investment securities and loans as compared to $0.2 million in the comparable period in 2004. Other income increased within this period from the origination and sale of SBA loans, while the Company realized a modest decrease in depository service charge income as earnings credit rates increased for compensating balances and reduced the amount of actual service charges earned. Total net revenues (net interest income before provision for loan losses plus other operating income) for the nine months ended September 30, 2005 increased by $10.6 million or 25% as compared to the same period in 2004.

The Company's consistent efforts in expanding and diversifying its earning-asset base helped increase total assets to a level of $1.7 billion as of September 30, 2005. Total assets were $1.3 billion at December 31, 2004 and September 30, 2004.

The Company's growth in its loan portfolio for the nine months ended September 30, 2005 produced an increase of $274.5 million or 27%, bringing loans outstanding, net of unearned income, to $1.3 billion at September 30, 2005. Loans outstanding, net of unearned income, at December 31, 2004 were $1.0 billion. The largest components of this increase in the third quarter of 2005 were commercial real estate mortgages, SFR tract construction and commercial income construction.

During the third quarter of 2005, the Company participated to other community banks $78.6 million in construction loan balances, and $125.4 million for the nine months ending September 30, 2005. This continuing effort assists in the diversification of the Company's loan portfolio, creates new channels of product distribution, provides for additional liquidity, as well as provides for additional sources of revenues.

The Company's continued growth of its loan portfolio necessitated a provision for possible loan losses in the amount of $1.4 million for the nine months ended September 30, 2005, compared to $4.8 million for the same period for 2004. This contributed to the increase of the allowance for possible loan losses to $14.3 million, or 1.1% of gross loans outstanding at quarter end. The Company will continue to monitor the performance of its loan portfolio, the respective sub-components, and the reserves allocated. The Company will continue to build the allowance for possible loan losses in the future as it expands its loan portfolio both in size and diversity of product lines.

4

Asset quality of the Company continues to remain very strong, with non-performing assets of $5.0 million. The non-performing loans consist primarily of one fully-collateralized construction loan that is well secured and pending disposition of the underlying collateral during the fourth quarter of 2005, all non-accrued interest and associated costs will be recaptured.

For the nine months ended September 30, 2005, total deposits increased by $155.0 million, or 16%, to $1.1 billion, as compared to year-end 2004's level of $965.5 million. During the third quarter of 2005, significant progress in core deposit generation was accomplished with increases in non-interest bearing deposits representing the largest percentage increase. With the continued growth of the Company's earning-asset base, the focus on core deposit growth within the eleven community banking centers has increased with significant additions in relationship and business development personnel.

The conversion of the Irvine and San Diego loan production offices during the third quarter of 2005 to full-service banking centers has assisted in the expansion of community and commercial deposit relationships. The focus on core deposit growth proved successful with demand deposit growth exceeding all other deposit account growth. The Company's demand deposits increased by $32.8 million during the first nine months of 2005, bringing the total amount of demand deposit to $160.3 million.

As part of the Company's long-term strategy to broaden the markets in which it operates and expand the reach of its product lines, the Company established a loan production office in Marin County in northern California, and also received regulatory approval to convert this loan production office into a full-service banking center in the first quarter of 2006.

The Company's cost of deposits of approximately 2.7% for the third quarter of 2005 has increased by approximately 80 basis points as compared to year-end 2004's levels, and approximately 80 basis points as compared to the third quarter of 2004. During the past nine months, the Federal Reserve Board has increased short term rates by 150 basis points.

Total operating expenses for the nine months ended September 30, 2005 were $26.7 million, an increase of $6.1 million or 29% over the same period in 2004. The Company has added significant resources to its operating areas in relationship management and business development, credit administration, information technology, and marketing along with increased expenditures in the physical infrastructure to support the growth realized in the past five years. This has, in turn, increased the costs associated with salaries and benefits for the first nine months of 2005 to $14.8 million, representing 55% of total operating costs.

The Company's efficiency ratio, which measures the relationship of total operating expenses and total operating income, was 51% for the nine months ended September 30, 2005, as compared with 49% for the same period in 2004. The efficiency ratio for the third quarter of 2005 alone was 51%, as compared with 52% for the same period in 2004, as the earning-asset growth produced increases to the Company's net revenues.

For the nine months ended September 30, 2005, the Company's income tax provision was $10.4 million as compared to $6.9 million in the same period in 2004, producing an effective income tax rate of 41.8% in 2005 and 40.9% in 2004.

The Bank continues to be "well-capitalized" pursuant to the guidelines established by regulatory agencies. To be considered "well-capitalized" an institution must have total risk-based capital of 10% or greater, and a leverage ratio of 5% or greater. The Bank's total risk-based and leverage capital ratios were 13.3% and 11.6% at September 30, 2005, respectively.

As a continuing component to its Shareholders' Relations Program, the Company has prepared a presentation describing its operating performance and strategies. The presentation may be accessed at www.vineyardbank.com.

The Company operates the Bank, a community bank principally located in the Inland Empire region of Southern California. The Bank operates eleven full-service branches located in Rancho Cucamonga, Chino, Corona, Crestline, Diamond Bar, Irvine, Irwindale, Lake Arrowhead, La Verne, Manhattan Beach and San Diego, in addition to loan production offices in Anaheim, Carlsbad and San Rafael, California. Shares of the Company's common stock are traded on the NASDAQ National Market System under the ticker symbol VNBC.

This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently unreliable and actual results may vary. Factors which could cause actual results to differ from these forward-looking statements include changes in the competitive marketplace, changes in the interest rate environment, economic conditions, outcome of pending litigation, risks associated with credit quality and other factors discussed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate Offices:
9590 Foothill Boulevard, Rancho Cucamonga, California 91730 Tel: (909) 987-0177 Fax: (951)278-0041
Email address: shareholderinfo@vineyardbank.com

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share amounts)

	September 30, 2005 (unaudited)	December 31, 2004 (audited)	$ Change	% Change
Assets				
Loans	$ 1,301,556	$ 1,027,037	$ 274,519	27%
Less allowance for loan losses	(14,250)	(13,001)	(1,249)	10%
Net loans	1,287,306	1,014,036	273,270	27%
Investment securities	288,370	235,715	52,655	22%
Total Earnings Assets	1,575,676	1,249,751	325,925	26%
Cash and cash equivalents	52,877	22,551	30,326	134%
Premises and equipment, net	19,274	12,399	6,875	55%
Other assets	31,097	26,796	4,301	16%
Total Assets	$ 1,678,924	$ 1,311,497	$ 367,427	28%
Liabilities and Stockholders' Equity				
Liabilities				
Deposits				
Noninterest-bearing	$ 160,279	$ 127,466	$ 32,813	26%
Interest-bearing	960,310	838,080	122,230	15%
Total Deposits	1,120,589	965,546	155,043	16%
Federal Home Loan Bank advances and other borrowings	342,000	177,000	165,000	93%
Subordinated debentures	5,000	5,000	-	0%
Junior subordinated debentures	96,913	71,139	25,774	36%
Other liabilities	8,303	7,585	718	9%
Total Liabilities	1,572,805	1,226,270	346,535	28%
Stockholders' Equity				
Common stock equity	106,041	94,821	11,220	12%
Preferred stock equity	9,665	-	9,665	100%
Unallocated ESOP shares	(6,439)	(6,856)	417	-6%
Cumulative other comprehensive loss	(3,148)	(2,738)	(410)	15%
Total Stockholders' Equity	106,119	85,227	20,892	25%
Total Liabilities and Stockholders' Equity	$ 1,678,924	$ 1,311,497	$ 367,427	28%
Total non-performing loans/Gross loans	0.38% (1)	0.00% (1)		
Number of shares of common stock outstanding	9,409,133 (2)	9,289,947 (2)		
Net book value of common stock	$ 10.25	$ 9.17		
Net book value of common stock, excluding other comprehensive loss	$ 10.59	$ 9.47		

(1) Total non-performing loans include non-accrual loans and accrual loans that are more than 90 days past due.

(2) Number of shares of common stock outstanding at September 30, 2005 and December 31, 2004 excludes 274,238 and 291,994 unreleased and unallocated ESOP shares, respectively.

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS

(dollars in thousands, except per share amounts)

| | Three Months Ended September 30, | | | |
	2005	2004	$ Change	% Change
	(unaudited)	(unaudited)		
Interest Income				
Loans, including fees	$ 26,674	$ 17,931	$ 8,743	49%
Investment securities	3,132	2,382	750	31%
Total Interest Income	29,806	20,313	9,493	47%
Interest Expense				
Deposits	7,363	4,308	3,055	71%
Other borrowings	4,807	1,853	2,954	159%
Total Interest Expense	12,170	6,161	6,009	98%
Net Interest Income	17,636	14,152	3,484	25%
Provision for loan losses	500	1,350	(850)	-63%
Net interest income after provision for loan losses	17,136	12,802	4,334	34%
Other Income				
Fees and service charges	342	443	(101)	-23%
Gain on sale of SBA loans and SBA broker fee income	928	1,052	(124)	-12%
Net gain on sale of investment securities and loans	398	-	398	0%
Other income	76	31	45	145%
Total Other Income	1,744	1,526	218	14%
Gross Operating Income	18,880	14,328	4,552	32%
Operating Expenses				
Salaries and benefits	5,380	4,949	431	9%
Occupancy and equipment	1,960	1,354	606	45%
Other operating expenses	2,467	1,820	647	36%
Total Operating Expenses	9,807	8,123	1,684	21%
Earnings before income taxes	9,073	6,205	2,868	46%
Income tax provision	3,794	2,535	1,259	50%
Net Earnings	$ 5,279	$ 3,670	$ 1,609	44%
Weighted average shares outstanding used in				
diluted EPS calculation	9,822,701	9,228,145		
Earnings per common share				
Basic	$ 0.54	$ 0.43	$ 0.11	26%
Diluted	$ 0.52	$ 0.40	$ 0.12	30%
Efficiency Ratio	51%	52%		

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS

(dollars in thousands, except per share amounts)

	Nine Months Ended September 30,		$ Change	% Change
	2005	2004		
	(unaudited)	(unaudited)		
Interest Income				
Loans, including fees	$ 69,093	$ 47,169	$ 21,924	46%
Investment securities	9,465	6,382	3,083	48%
Total Interest Income	78,558	53,551	25,007	47%
Interest Expense				
Deposits	19,145	10,884	8,261	76%
Other borrowings	10,667	4,422	6,245	141%
Total Interest Expense	29,812	15,306	14,506	95%
Net Interest Income	48,746	38,245	10,501	27%
Provision for loan losses	1,350	4,833	(3,483)	-72%
Net interest income after provision for loan losses	47,396	33,412	13,984	42%
Other Income				
Fees and service charges	1,186	1,367	(181)	-13%
Gain on sale of SBA loans and SBA broker fee income	2,355	2,314	41	2%
Net gain on sale of investment securities and loans	398	207	191	92%
Other income	243	167	76	46%
Total Other Income	4,182	4,055	127	3%
Gross Operating Income	51,578	37,467	14,111	38%
Operating Expenses				
Salaries and benefits	14,791	11,627	3,164	27%
Occupancy and equipment	5,137	3,468	1,669	48%
Other operating expenses	6,806	5,589	1,217	22%
Total Operating Expenses	26,734	20,684	6,050	29%
Earnings before income taxes	24,844	16,783	8,061	48%
Income tax provision	10,390	6,859	3,531	51%
Net Earnings	$ 14,454	$ 9,924	$ 4,530	46%
Weighted average shares outstanding used in				
diluted EPS calculation	9,777,543	8,836,630		
Earnings per common share				
Basic	$ 1.51	$ 1.25	$ 0.26	21%
Diluted	$ 1.44	$ 1.11	$ 0.33	30%
Efficiency Ratio	51%	49%		

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

FINANCIAL PERFORMANCE

(unaudited)

(dollars in thousands)

	Three Months Ended September 30,					
	2005			2004		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets						
Gross loans	$ 1,296,428	$ 26,674	8.2%	$ 988,207	$ 17,931	7.2%
Investment securities [3]	307,259	3,132	4.1%	228,155	2,382	4.2%
Total interest-earning assets	1,603,687	29,806	7.4%	1,216,362	20,313	6.6%
Other assets	69,649			49,709		
Less: allowance for possible loan losses	(14,156)			(11,236)		
Total average assets	$ 1,659,180			$ 1,254,835		
Liabilities and Stockholders' Equity						
Interest-bearing deposits [4]	$ 935,351	7,363	3.1%	$ 760,935	4,308	2.3%
FHLB advances	371,021	3,274	3.5%	224,169	880	1.6%
Junior subordinates debentures and other borrowings	93,449	1,533	6.5%	78,466	973	4.9%
Total interest-bearing liabilities	1,399,821	12,170	3.4%	1,063,570	6,161	2.3%
Demand deposits	146,136			122,706		
Other liabilities	9,540			6,198		
Total average liabilities	1,555,497			1,192,474		
Preferred stock equity	9,668			-		
Common stock equity, net of cumulative other comprehensive loss	94,015			62,361		
Stockholders' equity	103,683			62,361		
Total liabilities and stockholders' equity	$ 1,659,180			$ 1,254,835		
Net interest spread [5]			4.0%			4.3%
Net interest margin [6]		$ 17,636	4.4%		$ 14,152	4.6%
Return on Average Assets			1.3%			1.2%
Return on Average Common Equity			22.3%			23.4%
Net Charge-off's/Average Gross Loans			0.0%			0.0%

(3) The yield for investment securities is based on historical amortized cost balances.

(4) Includes savings, NOW, money market, and time certificate of deposit accounts.

(5) Net interest spread represents the average yield earned on interest-earning assets less the average rate
    paid on interest-bearing liabilities.

(6) Net interest margin is computed by dividing net interest income by total average earning assets.

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

FINANCIAL PERFORMANCE

(unaudited)

(dollars in thousands)

| | Nine Months Ended September 30, | | | | | |
| | 2005 | | | 2004 | | |
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets						
Gross loans	$ 1,165,736	$ 69,093	7.9%	$ 866,501	$ 47,169	7.3%
Investment securities [3]	302,417	9,465	4.2%	209,953	6,382	4.1%
Total interest-earning assets	1,468,153	78,558	7.2%	1,076,454	53,551	6.7%
Other assets	64,101			45,629		
Less: allowance for possible loan losses	(13,523)			(9,803)		
Total average assets	$ 1,518,731			$ 1,112,280		
Liabilities and Stockholders' Equity						
Interest-bearing deposits [4]	$ 902,704	19,145	2.8%	$ 666,645	10,884	2.2%
FHLB advances	292,907	6,758	3.1%	207,608	2,195	1.4%
Junior subordinates debentures and other borrowings	84,809	3,909	6.2%	64,580	2,227	4.6%
Total interest-bearing liabilities	1,280,420	29,812	3.1%	938,833	15,306	2.2%
Demand deposits	134,832			111,522		
Other liabilities	8,857			6,720		
Total average liabilities	1,424,109			1,057,075		
Preferred stock equity	5,916			14,300		
Common stock equity, net of cumulative other comprehensive loss	88,706			40,905		
Stockholders' equity	94,622			55,205		
Total liabilities and stockholders' equity	$ 1,518,731			$ 1,112,280		
Net interest spread [5]			4.1%			4.5%
Net interest margin [6]		$ 48,746	4.4%		$ 38,245	4.7%
Return on Average Assets			1.3%			1.2%
Return on Average Common Equity			21.8%			32.4%
Net Charge-off's/Average Gross Loans			0.0%			0.0%

(3) The yield for investment securities is based on historical amortized cost balances.

(4) Includes savings, NOW, money market, and time certificate of deposit accounts.

(5) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(6) Net interest margin is computed by dividing net interest income by total average earning assets.